April 25, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Robert Babula
        Karl Hiller
        Office of Energy & Transportation
Re:    Kinder Morgan, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 8, 2023
File No. 001-35081
Ladies and Gentlemen:
In this letter, we set forth our responses to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2023, with respect to the above-referenced filing (the “2022 Form 10-K”). For your convenience, we have repeated in bold type the comments exactly as set forth in the March 28 comment letter. Our response is set forth immediately below the text of each comment.
Form 10-K for the Fiscal Year ended December 31,
2022
Management’s Discussion and Analysis
Results of Operations
Overview, page 39
1.We note your disclosure indicating that you evaluate performance primarily using various non-GAAP measures and, from your disclosures beginning on page 42, it also appears that you have not provided a discussion and analysis that includes the consolidated measures of revenues, cost of sales, or operations and maintenance expense.
The guidance in Item 303(a) and (b)(2) of Regulation S-K requires a discussion and analysis of the consolidated financial statements, including (i) significant components of revenues and expenses that would be material to an understanding of the results of operations; (ii) known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and (iv) the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold.
Please expand your discussion and analysis to address revenues, cost of sales, and operations and maintenance expense on a consolidated basis, including details that are responsive to the requirements referenced above.
We acknowledge the Staff’s comment. Our disclosure in the subsection of our MD&A titled “Overview” states that management evaluates our performance using Segment EBDA and Net income attributable to Kinder Morgan, Inc., along with the non-GAAP measures identified.
Item 303 of Regulation S-K requires disclosure of information relevant to assessing our financial condition and results of operations to enable readers of our reports to see our company from management’s perspective. We believe our 2022 Form 10-K disclosure accomplished this objective by discussing the material factors influencing consolidated earnings for the period, as well as the primary drivers affecting our core operating results by segment.
We address known trends that have or could have a significant impact on our consolidated results within the “General” section of the MD&A. However, considering our geographically vast, operationally diverse portfolio of assets, relevant trends are more likely to have a significant impact on one or more of our business segments or regions within our business segments than on our consolidated enterprise. In our 2022 Form 10-K, trends specific to each business segment are discussed within the “Segment Earnings Results” section of the MD&A. An example would be commodity price impacts explained within the “Midstream” section of the “Natural Gas Pipelines” discussion.
In response to the Staff’s comment we will, in future quarterly and annual reports, align the consolidated earnings results table format with that of the Consolidated Statements of Income and will expand the discussion of our consolidated revenues, cost of sales, and operating and maintenance expenses. We refer the Staff to pages 30 to 31 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (our “First Quarter 10-Q”).
Non-GAAP Financial Measures, page 44
2.We note that you describe various non-GAAP measures and the reasons you believe these are useful although we generally do not see disclosures clarifying how management has actually considered or utilized the measures in any way relative to the reasons identified, with regard to performance, liquidity, or resource allocation decisions.

For example, you indicate that Adjusted Earnings reflects on your ability to generate earnings; DCF is used in evaluating performance and in measuring and estimating the ability of your assets to generate cash earnings that could be used for discretionary purposes; Adjusted Segment EBDA is used in your analysis of segment performance and provides insight into the ability of your segments to generate cash earnings on an ongoing basis; and Adjusted EBITDA and Net Debt are used in evaluating leverage.
Tell us how these measures have served in the manner that you suggest and the reasons why you have not provided corresponding disclosures.
We acknowledge the Staff’s comment. We believe that our descriptions of our non-GAAP measures are compliant with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, which require disclosure of (i) the reasons why management believes that presentation of the non-GAAP measures provides useful information to investors regarding the registrant’s financial condition and results of operations; and, (ii) to the extent material, a statement disclosing additional purposes, if any, for which management uses the non-GAAP measure. As requested, below are descriptions of how non-GAAP measures have served in the manner described.
For the Staff’s ease of reference, we precede our response regarding each measure below with a summary description of how the measure is calculated.
In response to the Staff’s comment we will, in future quarterly and annual reports, revise our disclosure to enhance our discussion of the usefulness of these non-GAAP financial measures. We refer the Staff to pages 27-29 of our First Quarter Form 10-Q.
Adjusted Earnings
For reference: Adjusted Earnings is defined as Net income attributable to Kinder Morgan, Inc. adjusted for Certain Items. Certain Items are items that are required by GAAP to be reflected in Net income attributable to Kinder Morgan, Inc., but typically either (i) do not have a cash impact (for example, unsettled commodity hedges and asset impairments), or (ii) by their nature are separately identifiable from our normal business operations and in most cases are likely to occur only sporadically (for example, certain legal settlements, enactment of new tax legislation and casualty losses).
We began disclosing Adjusted Earnings based on interest from multiple external users, including investors, research analysts and media. Certain Items are generally non-cash or separately identifiable from our normal business operations, and many are sporadic in nature. For example, Certain Items would include large one-time gains on asset sales as well as losses from asset impairments. Accordingly, we believe that Adjusted Earnings provides our investors and other users of our financial statements decision-useful information regarding our period-over-period performance and our ability to generate earnings that are core to our ongoing operations.

DCF
For reference: DCF is calculated by adjusting Net income attributable to Kinder Morgan, Inc. for Certain Items, and further for DD&A and amortization of excess cost of equity investments, income tax expense, cash taxes, sustaining capital expenditures and other items, and amounts from joint ventures for income taxes, DD&A and sustaining capital expenditures.
We and our investment community view DCF as an important supplemental performance measure that reflects our company’s ability to generate ongoing economic earnings. Most of Kinder Morgan’s midstream energy peer companies also employ a form of DCF to measure performance. As a result, DCF is frequently used by investors and analysts, and by us, as a metric to compare the performance of companies across our industry.
We consider DCF a performance measure that gives economic effect to net income for reasons specific to a business such as Kinder Morgan's, which involves large infrastructure assets with correspondingly large amounts of depreciation. By adding back DD&A that is expensed on our GAAP income statement and subtracting capital expenditures actually paid during the period to extend the useful lives of our company’s existing capital assets (which capital expenditures are referred to as “sustaining capital expenditures”), we believe DCF provides additional insight into the specific costs associated with Kinder Morgan’s assets in the current period. Our sustaining capital expenditures are determined annually on a bottom-up basis to reflect specific integrity, environmental and regulatory needs required for each of our assets (as compared to DD&A, which does not take those specific factors into account). Further, because DCF reflects adjustment for Certain Items, it does not reflect large items that are separately identifiable from our normal business operations, as discussed previously. This facilitates period-to-period comparisons of our performance from ongoing business activities.
As disclosed in our annual proxy statement, DCF per share serves as the primary financial performance measure for purposes of annual bonuses, not only for executive officers but for all employees, under our annual incentive compensation program, and for performance-based vesting of equity compensation granted to executive officers under our long-term incentive compensation program.
Adjusted Segment EBDA
For reference: Adjusted Segment EBDA is calculated by adjusting Segment EBDA for Certain Items attributable to the segment.
We consider Adjusted Segment EBDA as representative of the ongoing core operational performance of our business segments outside of matters that, in management’s judgment, are separately identifiable from the segment’s core operations in the period affected. This facilitates period-over-period comparisons of our performance from ongoing business activities. This metric is used by investors, other external users, and by us, to understand performance trends across our business segments and to understand our business segments’ relative contributions to our consolidated performance.
In addition, as disclosed in our annual proxy statement, Adjusted Segment EBDA is used as a factor in determining compensation under our annual incentive compensation program for our business segment presidents (all of whom we consider executive officers of KMI) and other business segment employees.
Adjusted EBITDA and Net Debt
For reference: Adjusted EBITDA is calculated by adjusting Net income attributable to Kinder Morgan, Inc. for Certain Items and further for DD&A and amortization of excess cost of equity investments, income tax expense and interest. We also include amounts from joint ventures for income taxes and DD&A. Net Debt is calculated by subtracting from debt (1) cash and cash equivalents, (2) debt fair value adjustments, and (3) the foreign exchange impact on Euro-denominated bonds for which we have entered into currency swaps.
We and our investment community view Adjusted EBITDA as an important metric to compare results as well as valuations of companies across our industry. Most of Kinder Morgan’s midstream energy peer companies also employ a form of adjusted EBITDA. It is a helpful additional metric that facilitates period-over-period comparisons of results from ongoing business activities. As it is before interest expense and taxes, it is a helpful comparison across businesses with different capital structures and tax attributes, both in our industry and across industries.
We, as well as our investors and lenders, use Adjusted EBITDA, in conjunction with our Net Debt, to evaluate our leverage. Debt to EBITDA ratios are widely considered useful for gauging an enterprise’s ability to repay long-term debt, and management monitors our ratio of Net Debt-to-Adjusted EBITDA for this purpose.
Our Adjusted EBITDA and Net Debt calculations are consistent with the calculations of Consolidated EBITDA and Consolidated Net Indebtedness, respectively, included in the financial covenants in our revolving credit facility.
Finally, as disclosed in our annual proxy statement, our ratio of Net Debt-to-Adjusted EBITDA is a supplemental performance target used for purposes of annual bonuses, not only for executive officers but for all employees, under our annual incentive compensation program.
3.We note that you identify 163 or more numerical measures as non-GAAP measures in the tabulations on pages 43-55, and that many of the reconciliations among these tabulations utilize non-GAAP reconciling items, incomplete details of the reconciling items (e.g. certain items), and intermediary non-GAAP measures.
It appears that you would need to substantially revise these disclosures to comply with Item 10(e) of Regulation S-K. To the extent that you wish to retain this information, please submit revisions that you propose to address the following points.
We acknowledge the Staff’s comment and have provided responses to each item below.
•Total Segment EBDA on pages 42 and 43 should be identified as a non-GAAP measure, consistent with the guidance in the answer to C&DI Question 104.04, and a separate and distinct reconciliation should be provided from gross margin in accordance with GAAP as the most directly comparable GAAP measure.
In future quarterly and annual filings, we will omit references to Total Segment EBDA.
•Your references to Segment EBDA as a GAAP measure should be revised to clarify that while you are disclosing the measure in Note 16 to your financial statements pursuant to FASB ASC 280, as a segment performance measure selected and utilized by your CODM, the composition of the measure is not addressed nor prescribed by generally accepted accounting principles.
In future quarterly and annual filings, we will revise our description of Segment EBDA as follows:
GAAP Financial Measures
The Consolidated Earnings Results for the years ended December 31, 2022 and 2021 present ~~Segment EBDA and~~ Net income attributable to Kinder Morgan, Inc., as ~~which are~~ prepared and presented in accordance with GAAP, and Segment EBDA, which is disclosed in Note 16, “Reportable Segments,” pursuant to FASB ASC 280. The composition of Segment EBDA is not addressed nor prescribed by generally accepted accounting principles. Segment EBDA is a useful measure of our operating performance because it measures the operating results of our segments before DD&A and certain expenses that are generally not controllable by our business segment operating managers, such as general and administrative expenses and corporate charges, interest expense, net, and income taxes. Our general and administrative expenses and corporate charges include such items as unallocated employee benefits, insurance, rentals, unallocated litigation and environmental expenses, and shared corporate services including accounting, information technology, human resources and legal services.
We refer the Staff to page 27 of our First Quarter 10-Q.

•The individual components of the “Certain Items” referenced in the tabulations should be separately identified and quantified in each tabulation.
The referenced presentation was intended to provide transparency with respect to the individual components of Certain Items using separate tabular breakouts, captioned “Supplemental Items” and “DD&A, General and Administrative and Corporate Charges, Interest net, and Noncontrolling Interests,” which are cross referenced in footnotes to our non-GAAP reconciliation tables. In future quarterly and annual filings, we will provide additional clarity regarding the individual components of Certain Items. We refer the Staff to pages 27-28 of our First Quarter 10-Q, the reconciliations of consolidated non-GAAP measures presented on pages 32-33, and the discussions of segment operating results on pages 34-37 and 40, which include reconciliations of Adjusted Segment EBDA.
•The line items and columns reflecting adjustments that have the effect of (i) excluding amounts that are included in the most directly comparable GAAP measure, or (ii) including amounts that are excluded from the most directly comparable GAAP measure, should be clearly identified as non-GAAP measures, consistent with the guidance in the answer to C&DI Question 100.05, and independently reconciled to the most directly comparable GAAP measure.
While our presentations of non-GAAP measures were intended to provide transparency regarding our non-GAAP measures, we will, in future quarterly and annual filings, enhance our presentations to more clearly identify each non-GAAP measure used and how it is reconciled to the most directly comparable GAAP measure. We refer the Staff to pages 29 (with respect to Net Debt), 32-37 and 40 of our First Quarter 10-Q.
•You presentation of non-GAAP measures in the tabulation on page 43 and use of non-GAAP measures in advance of GAAP measures in several reconciliations, should be removed or revised to conform to the guidance on prominence in the answers to C&DI Questions 102.10(a) and 102.10(b).
The “Certain Items Affecting Consolidated Earnings Results” table was intended to assist readers in understanding how various Certain Items impacted applicable components of our consolidated earnings results. In future quarterly and annual filings, we will omit this table.
•The tabulation on page 44 presently shows reconciliations between Adjusted Segment EBDA, Adjusted EBITDA, and DCF; and would therefore appear to require disaggregation into three separate reconciliations, each starting with the most directly comparable GAAP measure, to comply with Item 10(e).

The “Adjusted Segment EBDA to Adjusted EBITDA to DCF” table was intended to assist readers in understanding the differences between our non-GAAP measures. In future quarterly and annual filings, we will omit this table.
•The reconciliation on page 45 between Net income attributable to Kinder Morgan, Inc. and Adjusted EBITDA appears to include several reconciling items that have been adjusted for “Certain Items” in addition to the “Certain Items” listed in the first section of the table. We believe that you would need to provide separate line items for each reconciling item rather than using a composition of amounts or pre-adjusted non-GAAP measures as reconciling items.
The adjustments referenced are not additional Certain Items. These adjustments are reversals of Certain Item amounts already represented elsewhere in the table. They avoid duplication of “Certain Item” impacts to income taxes and interest, net, from both a consolidated and a joint venture perspective. In future quarterly and annual filings, we will clarify the calculation and adjustments that are being made within the tables. We refer the Staff to footnotes (b) and (d) on page 28, footnote (c) on page 32, and footnotes (b) and (c) on page 33 of our First Quarter 10-Q.
•Given your columnar reconciliation approach in tabulations on pages 43, 48, 50, 53, and 55, and considering that zeros are shown as adjustments for many line items, many summations are inappropriately identified as non-GAAP measures and should therefore be revised or replaced with a presentation that retains GAAP labeling for GAAP measures, and non-GAAP labeling for non-GAAP measures.
These tables were intended to provide transparency regarding regional/sub-segment operations, including which regions/sub-segments were impacted by Certain Items disclosed in the aggregate earlier in the segment discussion, and which regions/sub-segments did not experience any impact. In future quarterly and annual filings, we will omit tables reconciling Segment EBDA to Adjusted Segment EBDA by region.
4.Given your extensive use of adjustments for “Certain Items” in calculating your non- GAAP measures Adjusted Earnings, Adjusted Segment EBDA, Distributable Cash Flow (“DCF”), and Adjusted EBITDA, tell us why you have not eliminated the $32 million in gains on divestitures of long-lived assets reported on page 89 in computing your non- GAAP measures, considering the guidance in the answer to C&DI Question 100.03.
Determinations regarding Certain Items that are considered separately identifiable from our normal business operations such as divestitures of long-lived assets are made on an item-by-item basis. If an individual item is immaterial, regardless of whether the item is positive or negative, we do not consider it eligible for Certain Item treatment. The $32 million in gains on divestitures of long-lived assets is an aggregation of immaterial items that individually are not eligible for Certain Item treatment.
5.Tell us why you believe the adjustments for “joint venture DD&A and income tax expense” utilized in calculating your non-GAAP DCF and Adjusted EBITDA measures, would not constitute individually tailored recognition and measurement methods that are contrary to GAAP and the guidance in the answer to C&DI Question 100.04.
Also explain to us why you believe the specific adjustments are relevant to each of the non-GAAP measures in which they are utilized, and consistent with the reasons that you have described for reporting the non-GAAP measures.
We acknowledge the Staff’s comment and respectfully submit that we do not believe the adjustments for joint venture DD&A and income tax expense conflict with the guidance in Question 100.04 because, as explained below, we believe that our use of these adjustments in calculating and presenting DCF and Adjusted EBITDA is not misleading.
Rule 100(b) of Regulation G prohibits non-GAAP measures that “taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading” (emphasis added). Thus, one must consider the accompanying disclosures about how the non-GAAP measure is calculated and used and the circumstances in which it is presented in determining its compliance with Regulation G. Notably, the Staff’s guidance in C&DI Question 100.04 provides that “non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP…may cause the presentation of a non-GAAP measure to be misleading” (emphasis added), acknowledging that there are circumstances where such adjustments are not misleading.
As stated in our disclosure, DCF and Adjusted EBITDA reflect amounts from unconsolidated joint ventures and consolidated joint ventures utilizing the same recognition and measurement methods used to record the GAAP measures of “Earnings from equity investments” and “Noncontrolling interests,” respectively. The calculations of DCF and Adjusted EBITDA related to our unconsolidated and consolidated joint ventures include the same items (DD&A and income tax expense, and for DCF only, also cash taxes and sustaining capital expenditures) with respect to the joint ventures as those included in the calculations of DCF and Adjusted EBITDA for our wholly owned consolidated subsidiaries; further, we remove the portion of these adjustments attributable to non-controlling interests, which aligns these adjustments with our Net income attributable to Kinder Morgan, Inc. associated with our joint ventures. We also make clear in our disclosure that our inclusion of these amounts related to our unconsolidated joint ventures in the calculations of DCF and Adjusted EBITDA should not be understood to imply that we have control over the operations and resulting revenues, expenses or cash flows of such unconsolidated joint ventures.
We believe the current presentation is useful and relevant to our investors as it is aligned with how our operating results are reviewed, both internally by our management and board of directors and externally by our lenders and investors, and because it assists our investors with their evaluation of the performance of such unconsolidated joint ventures. While we do not control the operations of our unconsolidated joint ventures, our interests in these joint ventures are not merely passive investments; rather, our management has the ability to exercise significant influence over the financial and operating policies of our non-consolidated joint ventures, and in many cases we serve as the contractual operator of the joint venture. Thus, our management engages in a similar analysis to that required for our consolidated operations with respect to decisions relating to our participation in capital allocation and other decisions regarding the operations of joint ventures.
For these reasons, we believe that our calculations of DCF and Adjusted EBITDA, taken together with the explanatory information accompanying such measures and in light of the circumstances in which they are presented, are not misleading.
The adjustments for joint venture DD&A and income tax expense are consistent with the metrics utilized by our management and board of directors in assessing our performance. Additionally, these adjustments are consistent with the calculation of Consolidated EBITDA for purposes of the financial covenants in our revolving credit facilities.
As disclosed in our annual proxy statement, DCF per share serves as the primary financial performance target for purposes of annual bonuses, not only for executive officers but for all employees, under our annual incentive compensation program. DCF per share is also the performance target used for performance-based vesting of equity compensation granted to executive officers under our long-term incentive compensation program. Also as disclosed in our annual proxy statement, our ratio of Net Debt-to-Adjusted EBITDA is a supplemental performance target used for purposes of our annual incentive compensation program.
6.Given your disclosure indicating DCF is utilized not only as a performance measure but also in measuring and estimating the ability of your assets to generate cash earnings that could be used for discretionary purposes, also considering your disclosure of DCF per share and dividends per share on page 44, and the associated commentary in your earnings releases, it appears that DCF is being utilized as a non-GAAP liquidity measure.
We believe that you would need to provide a reconciliation from operating cash flows as the most comparable GAAP based measure and remove the DCF per share metric, consistent with the answer to C&DI Question 102.05.

We acknowledge the Staff’s comment and confirm that our management team uses DCF as a measure of our company’s financial performance, similar to net income. We do not use DCF as a liquidity measure. Rather, as described in the “Liquidity and Capital Resources” section of our MD&A, we use other metrics, such as cash from operations and available capacity under our revolving credit facility, to measure our liquidity.
We and our investors use DCF as a supplemental measure to give economic effect to GAAP net income, by adding back book taxes that are expensed on our GAAP income statement and subtracting cash taxes actually paid in the period, and also by adding back DD&A that is expensed on our GAAP income statement and subtracting sustaining capital expenditures actually paid in the period. And because we and our investors use DCF as a measure of our financial performance relative to our common equity, we believe it is appropriate to also present DCF on a per share basis. Further, as stated in response to Comment No. 2 above, most of Kinder Morgan’s midstream energy peer companies also employ a form of DCF to measure performance; thus, DCF per share is frequently used by investors and analysts, and by us, as a metric to compare the performance of companies across our industry.
A GAAP liquidity measure such as cash flow from operations is not closely comparable to DCF and would involve significantly more reconciling items than are required to reconcile to net income. Such additional reconciling items would include changes in working capital, as well as numerous changes in certain other assets and liabilities.
Accordingly, in future quarterly and annual filings we will clarify our description of DCF, and we will continue to reconcile our DCF to Net income attributable to Kinder Morgan, Inc. We refer the Staff to page 28 of our First Quarter 10-Q.
Additionally, we acknowledge the Staff’s comment about our references to DCF per share and dividends per share. We do not believe that use of a measure in reference to dividends is determinative with respect to characterization of such measure as a liquidity measure. For example, the commonly presented measure of dividend payout ratio, which is calculated as earnings per share (a GAAP performance measure) divided by the dividends per share declared for the applicable period, is used to provide investors perspective on net income coverage of dividends. We consider our use of DCF coverage of dividends (replacing the performance metric net income with the performance metric DCF in the calculation) as a supplemental use of DCF that is parallel to dividend payout ratio.
7.We note your disclosure in the last paragraph on page 39 stating “Management compensates for the limitations of these non-GAAP financial measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision-making processes.”

Tell us which specific GAAP measures are referenced with this statement and describe the information that you have considered or utilized based on GAAP measures in your analysis and decision-making processes, incremental to your non-GAAP measures.
Provide us with a complete list of GAAP measures of segment operations that are available for use by your CODM in conjunction with decisions that require assessing performance and allocating resources, and a comprehensive description of all periodic management reports that are viewed by your CODM.
We acknowledge the Staff’s comment and offer the following information in response.
The specific GAAP measures referenced with the statement cited are Net income attributable to Kinder Morgan, Inc. and earnings per share. It is important for management to consider the differences between GAAP measures and their comparable non-GAAP measures to ensure our non-GAAP measures are still relevant to investors and to be able to clearly reconcile them to GAAP for external users.
Net income attributable to Kinder Morgan, Inc. and earnings per share are useful to us and investors as measures of financial performance that are comparable across industries. Earnings per share relative to dividends per share is a measure used by us and external readers to better understand our ability to sustain current dividend payout levels. In future quarterly and annual filings, we will revise our disclosure to clarify that the statement referenced by the Staff is applicable to the consolidated GAAP measures Net income attributable to Kinder Morgan, Inc. and earnings per share. We refer the Staff to page 27 of our First Quarter 10-Q.
The GAAP measure of segment operations that is available for use by our CODM is Segment EBDA.
The following is a description of periodic financial reports reviewed by our CODM:
The bi-weekly flash is a report utilized to provide and explain variances between the current annual bi-weekly forecast for the calendar year to the prior annual bi-weekly forecast and the calendar year budget for the components of the following metrics: Net Income (GAAP), Adjusted Earnings, and DCF, in each case in the aggregate and per share, Adjusted EBITDA, Expansion Capital Expenditures, and Segment EBDA and Adjusted Segment EBDA for each of our segments.
The monthly earnings report is a financial review report that examines actual financial results and compares them to the final forecast for that month and to the budget. The reporting package includes the components of the following metrics: Net Income (GAAP), Adjusted Earnings and DCF, in each case in the aggregate and per share, Adjusted EBITDA, Expansion Capital Expenditures, G&A details, and Segment EBDA and Adjusted Segment EBDA for each of our segments.

Our quarterly preliminary financial statements are statements included in our furnished earnings release that contain actual quarterly and year to date financial results and compares them to the prior period. The reporting package includes the following metrics: Net Income (GAAP) and DCF, both in the aggregate and per share, summarized balance sheet, Adjusted EBITDA, Net Debt, Segment EBDA and Adjusted Segment EBDA for each of our segments.
The bi-annual long-range outlook is a report containing the current year forecast and the projections for the subsequent five years for the components of the following metrics: Net Income (GAAP), Adjusted Earnings and DCF, in each case in the aggregate and per share, Adjusted EBITDA, Expansion Capex, and Segment EBDA and Adjusted Segment EBDA for each of our segments.
The annual budget is a report containing the subsequent year’s budget for the components of the following metrics: Net Income (GAAP) and DCF, both in the aggregate and per share, Adjusted EBITDA, Expansion Capex, and Segment EBDA and Adjusted Segment EBDA for each of our segments.
Liquidity and Capital Resources
Capital Expenditures, page 59
8.We note your disclosure indicating that you distinguish between sustaining and expansion capital expenditures based on whether the expenditure will maintain or increase throughput capacity, and we see that you report $901 million and $1,709 million in sustaining and expansion capital expenditures for 2022.
Please expand your disclosure to clarify how the amount of your sustaining capital expenditures compares to the average that would be necessary to sustain throughput over the long term, describe the implications of expansion capital expenditures on future sustaining capital expenditures, and considering that depreciation and amortization reflects an allocation of the costs of physical assets over their useful lives, address the difference between your sustaining capital expenditures and the depreciation and amortization of $2,186 million that you report for the period.
Also revise your disclosure in footnote (a) indicating that you have included $140 million “...for sustaining capital expenditures from unconsolidated joint ventures, reduced by consolidated joint venture partners’ sustaining capital expenditures,” to clarify your role as the apparent recipient of funds from unconsolidated entities, and the reasons that you would be reporting these as your capital expenditures, and why these would be offset by capital expenditures made by partners in consolidated entities.
We acknowledge the Staff’s comment. Sustaining capital expenditures represent additional investments to extend the useful life of our assets, while expansion capital expenditures represent additional investments to expand the capacity of our existing assets or to construct new assets. The need for sustaining capital expenditures in respect of newly constructed assets tends to be minimal, but tends to increase over time as such assets age and experience wear and tear. Accordingly, assets that initially result from expansion capital expenditures may, over time, result in additional sustaining capital expenditures. However, regardless of whether assets result from sustaining or expansion capital expenditures, once a capital project is completed, the addition of such assets to our depreciable asset base will impact our calculation of depreciation, depletion and amortization over the remaining useful lives of such assets. As such, the $2,186 million of depreciation reported for 2022 represents depreciation of assets resulting from both types of capital expenditures.
Some components of sustaining capital expenditures are beyond our ability to predict and do not regularly recur. For example, newly introduced regulatory provisions may require additional sustaining capital to bring existing facilities into compliance with the new regulatory provisions. Once the facilities are in compliance, those additional sustaining capital expenditures required to get them into compliance may not need to be repeated. Similarly, pipeline enhancements are required when meaningful population growth has occurred around certain of our existing pipeline assets. In those cases, the pipeline enhancements require additional spend, but that additional spend may not be required to be repeated once the enhancements are complete. Because of these and other instances of variability affecting annual sustaining capital expenditures, we cannot calculate an expected average sustaining capital expenditure amount required to maintain our assets over the long term.
In response to the Staff’s comment, in future quarterly and annual reports, we will expand our disclosures to describe the potential increase in sustaining capital expenditures as additional expansion capital expenditures occur. We believe the additional disclosure will clarify the relationship of expansion and sustaining capital expenditures to each other and the potential future impact on depreciation. We also will include a new table to clarify the calculation of sustaining and expansion capital expenditures along with the investments in our joint ventures.
With respect to the Staff’s comment regarding joint venture sustaining capital expenditures: the footnote referenced was intended to indicate our share of the amount of sustaining capital expenditures made by joint venture entities, not our receipt of funds from joint ventures. We reduce the total by the amount attributable to our joint venture partners’ respective interests because we intend to show only the amount of investment attributable to our interests in joint ventures. Our revised disclosure omits the reference to capital expenditures “from” joint ventures to clarify what is being represented.
We believe disclosure of capital expenditures by joint ventures is appropriate because it contributes to a complete picture of the company’s total capital investments. There is no GAAP measure that captures the company’s total investment level. Our management must allocate capital across all of our businesses, including joint ventures. Joint venture capital expenditures have a direct impact on funding requirements for our company, and they impact the cash available for distributions from the joint venture to us. We believe that total capital investments, including capital expenditures by joint ventures, provides investors with decision-useful information about our total investment and capital allocation plans that is not otherwise available from our financial statements. It is also a measure that investors, analysts, and credit rating agencies monitor to assess our capital discipline. With this measure, stakeholders may evaluate our total capital spending relative to other sources and uses of cash, including those anticipated to and from joint ventures, and observe our flexibility in adjusting spending levels in changing market conditions.
We refer the Staff to pages 42-44 of our First Quarter 10-Q.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cost of Sales, page 83
9.We note that you describe cost of sales as cost to purchase energy commodities sold, including natural gas, crude oil, NGL and other refined petroleum products and the effects of certain hedging activities, although excluding the costs of crude oil, gas and CO2 producing activities, which appear to be reported as operations and maintenance expense. We also note that your measure excludes depreciation, depletion and amortization.
Please revise your presentation on page 71 to separately identify the excluded amounts applicable to cost of sales in accordance with GAAP, consistent with the guidance in SAB Topic 11:B, and considering the associated guidance on inventory and contract accounting in FASB ASC 330-10-30-1 and 340-40-25-7, and the requirements pertaining to costs of tangible goods sold in Rule 5-03 of Regulation S-X.
We acknowledge the Staff’s comment and in response thereto, we advise the Staff that in future quarterly and annual filings we will disclose the excluded amounts applicable to cost of sales. We refer the Staff to page 4 of our First Quarter 10-Q.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895

Very truly yours, Kinder Morgan, Inc.

By:	/s/ David P. Michels
David P. Michels
Chief Financial Officer

cc:	Catherine James
Kinder Morgan, Inc.

Robert R. Keehan
PricewaterhouseCoopers LLP

Troy Harder
Bracewell LLP

David Johansen
White & Case LLP